May 24, 2005


via facsimile and U.S. mail

Mr. W. King Grant
Executive Vice President and Chief Financial Officer
Gasco Energy, Inc.
14 Inverness Drive, Suite 236 Building H
Englewood, CO 80112


	Re:	Gasco Energy, Inc.
		10-K for the fiscal year ended December 31, 2004
		Supplemental response dated April 29, 2005
		10-K/A #1 for the fiscal year ended December 31, 2004 10-K/A #2 for the fiscal year ended December 31, 2004
      Supplemental response dated May 18, 2005
      Supplemental response dated May 19, 2005
		File No. 001-32369


Dear Mr. Grant:

      We have completed our review of your 2004 Form 10-K and related amendments and do not, at this time, have any further comments.

							Sincerely,



							H. Roger Schwall
							Assistant Director

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Mr. W. King Grant
Gasco Energy, Inc.
May 6, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE